ACQUEST SECURITIES, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2015

REVENUES	
Commission	$ 300,000
TOTAL REVENUE	300,000
EXPENSES	
Employee compensation	93,325
Member and employee benefits	387
Accounting	10,120
Legal and professional	18,787
Occupancy and equipment	10,642
Disposal of assets	58,596
General and administrative	24,214
TOTAL EXPENSES	216,071
NET INCOME	83,929

In the current year management determined the basis of fixed assets to be zero due to termination of previous leases and reconsideration of asset lives.

The accompanying notes are an integral part of these financial statements.